SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2013

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

MARKET ANNOUNCEMENT

In compliance with request stated in Ofício BM&FBovespa GAE 2,502-13, and Ofício/CVM/SEP/GEA-1/Nº204/2013, below, concerning articles published today, in which various values are reported as costs of the Voluntary Resignation Plan - PID, and in addition to the Market Announcement of May 28, 2013, we clarify to shareholders and the market in general that before all terms of resignation have been signed, within the time frame that has been established, the company cannot accurately state the total cost of the Plan. If the average salary of all eligible employees is considered, the cost of the Voluntary Resignation Plan would be approximately R$ 2 billion.

We reiterate that the final cost of the PID, as well as the cost reduction reduction with the Eletrobras System personnel can only be defined after all resignations have been signed.

We will, in due course, announce to the market, the result of the Plan.

“GAE 2.502-13

May 29, 2013

Centrais Elétricas Brasileiras S.A. - Eletrobras

Investor Relations Officer

Mr. Armando Casado de Araujo

Dear Sirs

In news published in the Valor Econômico newspaper, 5/29/2013 edition, it is stated, among other information, that the company plans to spend R$ 2.1 billion with the voluntary resignation plan in 2013 and R$ 1.3 billion in 2014.

We request clarification about the news, by 5/31/2013, as well as any other information you consider important.

This request falls within the scope of the cooperation agreement, signed by the CVM and BM&FBOVESPA in 12/13/2011, and your non compliance may subject the company to possible application of comminatory action by the Superintendência de Relações com Empresas – SEP of CVM, as per Instruction CVM No. 452/07.

Sincerely yours

Nelson Barroso Ortega

Gerência de Acompanhamento de Empresas

BM&FBOVESPA S.A. Bolsa de Valores, Mercadorias e Futuros

c.c. CVM - Comissão de Valores Mobiliários

            Sr. Fernando Soares Vieira - Superintendente de Relações com Empresas

            Sr. Waldir de Jesus Nobre - Superintendente de Relações com o Mercado e Intermediários”

“OFICIO/CVM/SEP/GEA-1/N° 204/2013

Rio de Janeiro, May 29, 2013

Mr

Armando Casado dc Araujo

Investor Relations Officer

CENTRAIS ELÉTRICAS BRASILEIRAS S.A

Av. Presidente Vargas, 409-13° Andar-Centro-Rio de Janeiro - RJ

CEP: 20071-0Q3

Tel: (21) 2514-6435

Fax: (21) 2514-5714

e-mail:df@eletrobras.com

Subject: Rrequest for Clarification

Dear Sir:

We refer to the news published today in the newspaper "Valor Econômico ", entitled "Voluntary Resignation Plan of $ R3.4 billion", which stated, among other information, the following:

MARKET ANNOUNCEMENT

" the company have programmed spending R$ 2.1 billion with the resignation plan in 2013 and R$ 1.3 billion in 2014. The Voluntary Resignation Plan (MD) can reach between 2 thousand and 5 thousand employees out of a total of 9 thousand eligible employees, according to Eletrobras CEO, José da Costa Carvalho Neto.

"According to a source, 0.65 of a salary for each year worked, limited to R$ 600 thousand per employee will be offered. Eligible are those employees who have worked for the company for 20 years, or are already retired will be eligible. Considering the values reserved by the company and the maximum number of employees who are elligible, the average compensation is R$ 680 thousand, which probably includes other costs. Those who leave this year will be entitled to a greater incentive"

"Chesf expects a cost reduction of approximately R$ 200 million with the plan. According to the President of the company, João Bosco de Almeida, this value should be reached by 2014. "We have no target number of employees because the plan is voluntary. But we estimate a preliminary goal of reducing personnel costs in R$ 200 million, including salaries and benefits, "said the Executive."

"For 2013, Furnas has a target of 1,416 employee resignations."

We therefore determine that you clarify whether the data and values mentioned in the newspaper are true, and if so, please explain the reasons for not disclosing the subject matter.

Such clarifications should include references to this request, and should be sent to the IPE System, category market announcement, type reply to official request for information CVM/BOVESPA within 24 hours from the acknowledgent of receipt, now also sent by fax and by e-mail.

Regards,

NILZA MARIA SILVA DE OLIVEIRA

Company 1-follow-up - Manager

Rio de Janeiro, May 29, 2013

Armando Casado de Araujo

CFO and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 29, 2013
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.